                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                              WWW.LEGALANDCOMPLIANCE.COM
     OF COUNSEL
                                                  DIRECT E-MAIL:
                                                  LAURAANTHONYPA@AOL.COM


                               December 4, 2009

VIA ELECTRONIC EDGAR FILING

Jan Woo, Staff Attorney
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

     Re:   SunGame Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           File October 30, 2009
           File No. 333-158946

Dear Ms. Woo:


     We have electronically filed herewith on behalf of SunGame Corporation (the "Registrant") Amendment No. 3 to the above-referenced Registration Statement. The Amendment No. 3 is marked with R tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter dated November 18, 2009.

GENERAL

     YOUR COMMENT 1. WE NOTE THAT YOUR AMENDED FILING NOW INCLUDES REFERENCES IN THE TEXT TO THE NUMBERED COMMENTS ISSUED IN OUR PRIOR LETTER. PLEASE REMOVE ALL REFERENCES TO PRIOR COMMENTS NUMBERED WHEREVER THEY APPEAR IN THE AMENDED FORM S-1.

     Our Response: Amendment No. 3 reflects the requested change.

     COMMENT 2. BECAUSE THE PRIMARY OFFERING IS SELF-UNDERWRITTEN, IT IS NOT APPROPRIATE TO PRESENT INFORMATION IN THE PROSPECTUS AS THOUGH ALL OF THE SHARES OF COMMON STOCK WILL BE SOLD. SINCE IT APPEARS THAT THE TRANSACTION WILL BE STRUCTURED ON A "NO MINIMUM" BASIS, PLEASE DELETE THE STATEMENT ON THE COVER PAGE AS TO THE TOTAL AMOUNT TO BE RAISED IF ALL UNITS ARE SOLD. REVISE THE COVER PAGE AND OTHER RELEVANT SECTIONS OF THE PROSPECTUS TO STATE CLEARLY THAT THERE IS NO MINIMUM NUMBER OF SHARES THAT MUST BE SOLD IN THE OFFERING, THE COMPANY WILL RETAIN PROCEEDS FROM THE SALE OF ANY OF THE OFFERED SHARES, AND THAT FUNDS WILL NOT BE RETURNED TO INVESTORS. INCLUDE A PROMINENTLY PLACED RISK FACTOR EXPLAINING THAT BECAUSE THERE IS NO MINIMUM PURCHASE REQUIREMENT IN CONNECTION WITH THIS OFFERING, YOU MAY RECEIVE SOME OR NO PROCEEDS. DISCUSS THE ADVERSE CONSEQUENCES TO INVESTORS IN THE EVENT ONLY LIMITED PROCEEDS ARE RECEIVED. FURTHER, DELETE TABLE I UNDER THE USE OF PROCEEDS SECTION WHICH ASSUMES THAT ALL SHARES MAY BE SOLD.


         330 CLEMATIS STREET, #217 - WEST PALM BEACH, FLORIDA - 33401 -
                     PHONE: 561-514-0936 - FAX 561-514-0832

Securities and Exchange Commission
Division of Corporation Finance
December 4, 2009
Page 2


     Response: Amendment No. 3 reflects the requested changes. Namely,

(a) The reference to "total amount raised" was deleted,

(b) The following caveats were added to the prospectus cover page:

     We are making this Offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from the sale of the units and shares in this Offering will be immediately available for use by us, and we do not have to wait until a minimum number of units or shares have been sold to keep the proceeds from any sales. This offering has no escrow agent and we may receive no or little proceeds from the offering. We are under no obligation to sell a minimum number of shares or units in this offering. All funds received will immediately be used by the Company and there will be no Subscription refunds to investors. All subscriptions are irrevocable once accepted by the Company.

     We cannot assure you that subscriptions for the entire Offering will be obtained. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of units and shares is not fully subscribed for.

     The Company's proceeds from the sale of the units and new shares to be issued in this offering will be payable to SunGame Corporation. Funds will be transmitted to the accounts of the Company for their immediate use. See "Plan of Distribution."

(c) The following risk factors were added in Item 3:

     THERE IS NO MINIMUM NUMBER OF UNITS OR SHARES WE HAVE TO SELL IN THIS OFFERING.

     We are making this Offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from the sale of units and shares in this Offering will be immediately available for use by us, and we do not have to wait until a minimum number of units or shares have been sold to keep the proceeds from any sales. We cannot assure you that subscriptions for the entire Offering will be obtained. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of units and shares are not fully subscribed for.

     BECAUSE WE DO NOT HAVE AN ESCROW OR TRUST ACCOUNT FOR INVESTOR'S SUBSCRIPTIONS THAT WILL HOLD PROCEEDS FROM THIS OFFERING, IF WE FILE FOR BANKRUPTCY PROTECTION OR ARE FORCED INTO BANKRUPTCY PROTECTION, INVESTORS WILL LOSE THEIR ENTIRE INVESTMENT.

     Since there is no minimum amount of units or shares that must be sold from this offering, invested funds for this offering will not be held in an escrow or trust account until a certain minimum is raised. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. As such, you will lose your investment and your funds will be used to pay creditors and will not be used for our operations.

Securities and Exchange Commission
Division of Corporation Finance
December 4, 2009
Page 3


(d) Table I under the Use of Proceeds section has been deleted and the accompanying narrative has been revised. Table II has been revised and renamed Table I. Table III has been renamed Table II.

COVER PAGE OF PROSPECTUS

     COMMENT 3. WE NOTE THAT YOU HAVE REVISED THE COVER PAGE; HOWEVER, THE REVISED DISCLOSURE REGARDING THE DESCRIPTION OF THE UNITS CONTINUES TO BE UNCLEAR AND MAY BE CONFUSING TO READERS. PLEASE REVISE THE INITIAL DESCRIPTION OF THE UNITS TO STATE THAT EACH UNIT CONSISTS OF ONE SHARE OF COMMON STOCK, ONE B WARRANT EXERCISABLE FOR ONE ADDITIONAL SHARE OF COMMON STOCK, AND ONE C WARRANT, ALSO EXERCISABLE FOR ONE ADDITIONAL SHARE OF COMMON STOCK. REMOVE ALL OTHER REFERENCES TO 1,000,000 B AND C WARRANTS AND 1,000,000 UNDERLYING SHARES. FURTHER, REVISE YOUR DISCLOSURE ON PAGE 18 THAT "UNITS AS A SINGLE SEPARATE SECURITY ARE NOT BEING REGISTERED AS PART OF THIS REGISTRATION STATEMENT..." AS THIS STATEMENT APPEARS INCONSISTENT WITH YOUR PROSPECTUS COVER PAGE.

     Response: Amendment No. 3 reflects the requested changes. Namely,

(a) The cover page describing the units was amended as follows:

            5,500,000 SHARES OF COMMON STOCK OF SELLING SHAREHOLDERS
                                        &
                                 1,000,000 UNITS
        (each unit consists of one share of common stock, one "B" warrant exercisable for one additional share of common stock and
     one "C" warrant exercisable for one additional share of common stock)

(b) The following description was added on the cover page:

     Also, we are offering for sale up to 1,000,000 Units at a price of $1.50 per unit. Each unit consists of one share of common stock, one "B" Warrant and one "C" Warrant. Each "B" and "C" warrant entitles its holder to purchase one additional share of our common stock. In addition to registering the units, we are registering the shares of common stock underlying the units, the "B" warrants and the "C" warrants.

(c) The following disclosure on page 18 (Item 5) was deleted and the same disclosure was deleted from Item 8:

     * Units as a single separate security are not being registered as part of this Registration Statement, rather the share of common stock, a "B" Warrant and a "C" Warrant and the 1,000,000 shares underlying the "B" Warrant and the 1,000,000 shares underlying the "C" Warrants comprising the Units being registered.

(d) all other references to 1,000,000 B and C warrants and 1,000,000 underlying shares have been deleted.

Securities and Exchange Commission
Division of Corporation Finance
December 4, 2009
Page 4


ITEM 3. PROSPECTUS SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES, PAGE 3

OUR COMPANY, PAGE 3

     COMMENT 4. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO COMMENT 6; HOWEVER, IT IS UNCLEAR HOW THE REVISED DISCLOSURE IS RESPONSIVE TO THE CONCERN THAT YOU HAVE NOT DESCRIBED YOUR PRINCIPAL PRODUCT OR BUSINESS ACTIVITY IN THE SUMMARY SECTION. PLEASE DESCRIBE CLEARLY AND SUCCINCTLY YOUR ANTICIPATED BUSINESS ACTIVITIES. IT APPEARS FROM YOUR DISCUSSION BEGINNING ON PAGE 25 THAT YOU INTEND TO OFFER CASUAL AND TOURNAMENT SKILL-BASED GAMING ACTIVITIES AND THAT YOU EXPECT TO INCLUDE A SOCIAL NETWORKING COMPONENT THAT WILL ALLOW USERS TO ENGAGE IN SUCH ACTIVITIES AS GROUP CHATS, CONTENT SHARING, IN ORDER TO GENERATE AN ONLINE COMMUNITY. FURTHER, PLEASE DELETE THE SECOND AND THIRD PARAGRAPHS OF THE SUMMARY AS THIS INFORMATION APPEARS TO CONSTITUTE UNNECESSARY EXCESSIVE DETAIL.

     Response: (a) The second and third paragraphs of the summary were deleted, and (b) the following disclosure was inserted as the new second paragraph:

     "We are an early development stage company in the process of establishing a three dimensional, virtual world community called Sun Island. Leveraging the increasing popularity of online communities with this proprietary "virtual world", we intend to capitalize on the ever increasing popularity of gaming. With an initial focus on casual and tournament skill-based gaming, we will also offer visitors a broad spectrum of social activities including group chats, music download, media sharing, content creation and other features designed to build the community and generate repeat traffic to the site."

     In addition, we have amended and added clarifying language to our business discussion beginning on page 6 (formerly page 25).

ITEM 7. SELLING SECURITY HOLDER, PAGE 19

     COMMENT 5. WE NOTE THAT THE DISCLOSURE IN THE SELLING SHAREHOLDER SECTION AND THE TABLE ON PAGE 21 CONTINUES TO BE PROBLEMATIC. PLEASE REVIEW THE TABULAR DISCLOSURE IN LIGHT OF THE COMMENTS BELOW AND REVISE AS NECESSARY FOR ACCURACY AND CONSISTENCY. FOR INSTANCE, WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO COMMENT 9 INDICATING HOW SOME OF THE SHAREHOLDERS OBTAINED THEIR SHARES AND DISCLOSING THE MATERIAL TERMS OF THOSE TRANSACTIONS. HOWEVER, YOU HAVE NOT PROVIDED SUCH DISCLOSURE REGARDING THE REMAINING SELLING SHAREHOLDERS. IN THIS REGARD, IT APPEARS THAT'S SOME OF THE SHAREHOLDERS MAY HAVE ACQUIRED THEIR SHARES FROM OTHER SHAREHOLDERS. PLEASE PROVIDE A MATERIALLY COMPLETE DESCRIPTION OF HOW EACH SELLING SHAREHOLDER ACQUIRED THEIR SHARES. CONSIDER USING FOOTNOTES TO THE SELLING SHAREHOLDER TABLE TO DISCLOSE THIS INFORMATION. ADDITIONALLY, AS PREVIOUSLY REQUESTED, CONFIRM IN THE RESPONSE LETTER THAT YOU HAVE FILED THE AGREEMENT THAT EVIDENCE THE SALE AND THE INSTRUMENT(S) THAT DEFINE THE RIGHTS OF THE SHAREHOLDERS.

     Response: Amendment No. 3 reflects the requested changes and additional information. Moreover, it is noted that the total in the column "Securities by Each Shareholder Before Offering" has been corrected to reflect that the total shareholdings is 10,000,000. This figure has been corrected throughout the document. The figures representing the share ownership of each shareholder did not change the total was simply corrected.

     In addition, the Company has filed as Exhibits all written agreements evidencing sales of securities and rights of security holders.

Securities and Exchange Commission
Division of Corporation Finance
December 4, 2009
Page 5


     COMMENT 6. YOU STATE ON PAGE 20 THAT DIAMOND STAR EXPORTS WAS ISSUED 1,600,000 SHARES DURING THE YEAR ENDED DECEMBER 31, 2008 AND 1,500,000 SHARES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2009. HOWEVER, YOUR DISCLOSURE ON PAGE 50 STATES THAT DIAMOND STAR WAS ISSUED 1,600,000 IN 2008 AND 900,000 IN 2009. PLEASE EXPLAIN THE DIFFERENCE IN THE NUMBER OF SHARES ISSUED IN 2009 OR REVISE AS NECESSARY. FURTHER, EXPLAIN WHY DIAMOND STAR HAS 2,500,000 AS YOU DISCLOSE ON PAGES 21 AND 46 AFTER TRANSFERRING 1,000,000 SHARES TO SUDHIR SHAH AND WHY THE SELLING SHAREHOLDER TABLE REFLECTS 12,500,000 SHARES COLUMN TITLED "COMMON SHARES OFFERED FOR SHAREHOLDER'S ACCOUNT."

     Response: Amendment No. 3 reflects changes to correct the disclosures. In particular, Diamond Star Exports was issued 1,600,000 shares during the year ended December 31, 2008 and 900,000 shares in 2009. Moreover, the disclosures were amended to reflect that Mindzeye Consulting Pte Ltd transferred 1,000,00 shares to Sudhir Shah, not Diamond Star Exports. In addition, the typo of 12,500,000 shares in the column titled "common shares offered for shareholder's account" has been corrected to accurately reflect the 2,500,000 shares being offered for sale by Diamond Star Exports.

     COMMENT 7. PLEASE ENSURE THAT THE TOTAL NUMBER OF SHARES BEING OFFERED BY THE SELLING SHAREHOLDERS IN THE TABLE ON PAGES 21 IS CONSISTENT WITH THE AMOUNT OF SHARES BEING REGISTERED IN THE REGISTRATION FEE TABLE AND ON THE PROSPECTUS COVER PAGE. WE NOTE THAT YOU HAVE INCLUDED ADDITIONAL SHARES BY DIAMOND STAR EXPORTS LTD. THAT ARE NOT REFLECTED IN THE "TOTAL" COLUMN OF THE SELLING SHAREHOLDER TABLE, THE REGISTRATION FEE TABLE, OR ON THE PROSPECTUS COVER PAGE.

     Response: Amendment No. 3 corrects the previous mathematical errors and reflects that the shares being registered total 6,400,000. The shares owned by and offered for sale by Diamond Star have also been corrected.

     COMMENT 8. IT APPEARS THAT THE TABLE CONTINUES TO ASSUME THAT THE SELLING SHAREHOLDERS WILL NOT SELL ANY OF THE SHARES BEING OFFERED FOR RESALE. PLEASE REFER TO PRIOR COMMENT 10 AND DISCLOSE THE ASSUMPTIONS USED IN DETERMINING THAT THESE SHARES WILL NOT BE SOLD OR, ALTERNATIVELY, REVISE THE TABLE TO REFLECT THE AMOUNT OR SECURITIES TO BE OWNED BY EACH SELLING SHAREHOLDER ASSUMING THAT THE SHARES WILL BE SOLD.

     Response: Amendment No. 3 has revised the table to assume that all shares will be sold by selling shareholders.

ITEM 11. INFORMATION WITH RESPECT TO THE REGISTRANT , PAGE 25

PURSUE THE BUSINESS TO BUSINESS MARKET, PAGE 33

     COMMENT 9. IT APPEARS THAT YOU CONTINUE TO REFERENCE A THIRD PARTY STATEMENT BY GARTNER RESEARCH ON PAGE 33 OF YOUR REGISTRATION STATEMENT. PLEASE REFER TO PRIOR COMMENT 12. TO THE EXTENT THAT YOU RETAIN SUCH A STATEMENT IN YOUR FILING, PLEASE PROVIDE US WITH COPIES OF THE RELEVANT PORTIONS OF THE INDUSTRY RESEARCH REPORT THAT YOU CITE.

     Response: The reference to Gartner Research has been deleted.

NOTES TO FINANCIAL STATEMENTS

NOTE 7. STOCKHOLDER'S DEFICIENCY

COMMON STOCK, PAGE F-9

     COMMENT 10. WE NOTE THAT YOUR RESPONSE TO PRIOR COMMENT 14 DID NOT ADDRESS OUR REQUEST FOR OBJECTIVE EVIDENCE SUPPORTING HOW YOU DETERMINED THAT FAIR VALUE OF YOUR SHARES OF COMMON STOCK AT EACH GRANT DATE AND THEREFORE, WE REISSUE THE PREVIOUS COMMENT. IN YOUR NEXT RESPONSE, TELL US AND REVISE TO DISCLOSE ANY SIGNIFICANT FACTORS OR INTERVENING EVENTS WITH THE COMPANY, AS WELL AS ANY CHANGED IN THE ASSUMPTIONS MADE OR THE METHODOLOGIES USED IN STOCK VALUATIONS, THAT RESULTED IN INCREASES TO THE VALUE OF YOUR COMMON STOCK UP TO THE FILING OF THE REGISTRATION STATEMENT.

Securities and Exchange Commission
Division of Corporation Finance
December 4, 2009
Page 6


     Response: In the Company's previous response to the Staff's previous comment 14 in its August 26, 2009 comment letter, the Company set forth the following:

"The underlying value of the shares issued to Adversor, Inc. was determined as follows: In 2007 the Company pursuant to a specific contract with a non-related party was provided with software development services valued at $775,000. The Company did not have the cash to pay for the services, so Adversor, Inc. performed consulting services for the non-related party to satisfy the $775,000 debt. The Company then settled the corresponding $775,000 debt to Adversor, Inc. for 4,123,500 shares of common stock. The stock was valued at the original contract price with the non-related party. The stock to Mr. Goss was valued at the contract price of the services provided of $137,300. This amount represented approximately 1,000 hours of software consulting work at $130 per hour. The Company would like to note that the per share fair value measurements of both the Adversor and Goss issuances were higher than that of an issuance to a non-related party around the same period (902,000 shares for $50,000)."

Regarding the Staff's current comment 10, the Company notes that small startup companies often issue shares to consultants in its formation stage at prices lower than subsequent cash sales, for formation services performed, as an incentive for the consultants to provide the formation work, especially when the company has little or no cash. Regarding the price of the stock, the Company is perfectly free to issue or sell its stock at any price it pleases, so long as the corresponding consideration is accounted for. The Company is not obligated by GAAP to provide some type of lengthy detailed analysis to tie disparate stock issuances together, in this case the issuance of shares to initial consultants and the later sale of stock for cash to private investors. Nor is the Company required to by GAAP to hire an outside valuation analyst. The valuation of the Adversor and Goss stock issuances as described above were made pursuant to contract, one (Adversor) initially based on a non-related party transaction, and the other (Goss) based on reasonable consulting hourly rates as determined by management of the Company and the consultant. The Company can't be expected to use retroactive hindsight to value earlier stock issuances from a later vantage point, nor is it required to. The Company has recorded its consultant share issuances based on customary valuations for reasonable and customary services provided at the inception of the Company, and its recording and disclosure of the issuances is reasonable as stated.

H. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 37

LIQUIDITY, PAGE 38

     COMMENT 11. YOU DISCLOSE THAT THE COMPANY DOES NOT HAVE "CAPITAL SUFFICIENT TO MEET [Y]OUR CASH NEEDS" AND THAT YOU CURRENTLY HAVE $4.373 IN TOTAL ASSETS AS OF SEPTEMBER 30, 2009. IT APPEARS HOWEVER THAT YOU STILL HAVE NOT PROVIDED THAT DISCLOSURE IN RESPONSE TO COMMENT 16. PLEASE AMEND YOUR FILING TO STATE THE MINIMUM PERIOD OF TIME THAT YOU WILL BE ABLE TO CONDUCT PLANNED OPERATIONS USING CURRENTLY AVAILABLE CAPITAL RESOURCES, AND THE MINIMUM DOLLAR AMOUNT YOU REQUIRE TO IMPLEMENT YOUR BUSINESS PLAN FOR A MINIMUM PERIOD OF ONE YEAR. SEE ITEM 303(A)(1) OF REGULATION S-K AND INSTRUCTIONS 2 AND 3 TO ITEM 303(A) OF REGULATION S-K FOR ADDITIONAL GUIDANCE. PLEASE REVISE THE RISK FACTOR ON PAGE 7 THAT BEGINS "WE MAY HAVE A SHORTAGE OF WORKING CAPITAL..." TO INCLUDE QUANTIFIED DISCLOSURE CONSISTENT WITH YOUR RESPONSE.

Securities and Exchange Commission
Division of Corporation Finance
December 4, 2009
Page 7


     Response:

(a) The following disclosure has been inserted in the "Need for Additional Financing" section:

"We do not have capital sufficient to meet our cash needs. We have not generated revenue and have minimal resources to conduct planned operations. We estimate that our monthly expenses to commence planned operations within the next 12 months are approximately $24,000 (approximately $300,000 per year). Thus, using currently available capital resources (the primary source of which is non-binding commitments and expectations from management and current shareholders), we expect to be able to conduct planned operations for a minimum period of 2-3 months. In addition, if only 20% of the Units offered herein are sold to the public (approximately $300,000), we will still have sufficient funds to implement planned operations for 12 months.

At the present time, we have not made any arrangements to raise additional cash, other than through this offering. Should our efforts to raise additional capital through this offering fail, management and current shareholders are expected, but have not committed, to provide the necessary working capital so as to permit us to conduct planned operations until such time as we have begun to generate revenue and/or have become sufficiently funded. However, if we do not begin to generate revenue or cannot raise additional needed funds, we will either have to suspend development operations until we do raise the funds, or cease operations entirely.

In addition, the United States and the global business community is experiencing severe instability in the commercial and investment banking systems which is likely to continue to have far-reaching effects on the economic activity in the country for an indeterminable period. The long-term impact on the United States economy and our operating activities and ability to raise capital cannot be predicted at this time, but may be substantial."

(b) The risk factor that begins "We may have a shortage of working capital..." has been amended and restated as follows:

"WE MAY HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE OUR ABILITY TO CARRY OUT OUR BUSINESS PLAN.

Our capital needs consist primarily of expenses related to general and administrative activities and product development and could exceed $300,000 in the next twelve months. Such funds are not currently committed.

We have not generated revenue and have minimal resources to conduct planned operations. We estimate that our monthly expenses to commence planned operations within the next 12 months are approximately $24,000 (approximately $300,000 per year). Thus, using currently available capital resources (the primary source of which is non-binding commitments and expectations from management and current shareholders), we expect to be able to conduct planned operations for a minimum period of 2-3 months. In addition, if only 20% of the Units offered herein are sold to the public (approximately $300,000), we will still have sufficient funds to implement planned operations for 12 months.

Securities and Exchange Commission
Division of Corporation Finance
December 4, 2009
Page 8


At the present time, we have not made any arrangements to raise additional cash, other than through this offering. Should our efforts to raise additional capital through this offering fail, management and current shareholders are expected, but have not committed, to provide the necessary working capital so as to permit us to conduct planned operations until such time as we have begun to generate revenue and/or have become sufficiently funded. However, if we do not begin to generate revenue or cannot raise additional needed funds, we will either have to suspend development operations until we do raise the funds, or cease operations entirely."

N. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, PROMOTERS AND CONTROL PERSONS, PAGE 47

     COMMENT 12. IN RESPONSE TO COMMENT 18 YOU STATE THAT GUY ROBERT, THE CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY, IS THE FOUNDER AND ORGANIZER OF SUNGAME. ACCORDINGLY PLEASE DISCLOSE THAT MR., ROBERT IS A PROMOTER WITHIN THE DEFINITION OF RULE 405 OF THE SECURITIES ACT OF 1933 OR TELL US WHY YOU BELIEVE THIS DISCLOSURE IS NOT REQUIRED.

     Response: The following disclosure was inserted after the second paragraph:

     Because of his present management positions with, his organizational efforts on behalf of and his percentage share ownership in our company, Mr. Robert may be deemed to be a "promoter," as that term is defined in Rule 405 of the Securities Act of 1933.

ITEM 17, UNDERTAKINGS, PAGE 51

     COMMENT 13. WE NOTE YOUR RESPONSE TO COMMENT 19, HOWEVER WE CONTINUE TO BELIEVE THAT SINCE THIS IN PART OF A SECONDARY OFFERING, THE UNDERTAKING REQUIRED BY ITEM 512(A)(5)(II) OF REGULATION S-K IS APPLICABLE TO YOUR OFFERING. SEE RULE 430C(D) AND SECURITIES ACT RULES COMPLIANCE AND DISCLOSURE QUESTION AND ANSWER 229.01, AVAILABLE ON OUR WEBSITE. THE UNDERTAKING CURRENTLY LISTED IN THE LAST PARAGRAPH RELATING TO RULE 430A, HOWEVER, DOES NOT SEEM APPLICABLE BECAUSE YOU HAVE OMITTED INFORMATION PURSUANT TO RULE 430A UNDER THE SECURITIES ACT. PLEASE REVISE TO REMOVE THE UNDERTAKING RELATING TO RULE 430A.

     Response: the undertaking relating to Rule 430A has been deleted.

Securities and Exchange Commission
Division of Corporation Finance
December 4, 2009
Page 9


EXHIBIT 5.1

     COMMENT 14. WE NOTE THAT THE OPINION OF COUNSEL SUGGEST THAT THE COMPANY IS REGISTERING 1,000,000 B WARRANTS AND 1,000,000 C WARRANTS IN ADDITION TO THOSE INCLUDED IN THE UNITS. PLEASE PROVIDE AN OPINION THAT IS CONSISTENT WITH THE NUMBER OF SHARES BEING REGISTERED IN THE FILING. THE OPINION ALSO DOES NOT APPEAR TO OPINE ON THE LEGALITY OF THE WARRANTS. PLEASE STATE WHETHER THE WARRANTS ARE BINDING OBLIGATIONS. AS THE WARRANTS ESTABLISH CONTRACTUAL COMMITMENTS TO HOLDERS OF WARRANTS THAT ARE SIMILAR TO INDEBTEDNESS, COUNSEL'S OPINION SHOULD ADDRESS WHETHER EACH CLASS OF WARRANT IS A LEGAL AND BINDING OBLIGATION OF THE COMPANY UNDER THE STATE CONTRACT LAW GOVERNING THE WARRANT AGREEMENT.

     Response: See revised opinion



Legal & Compliance, LLC



By: /s/ Laura Anthony
   ---------------------------
    Laura Anthony, Esq.






         330 CLEMATIS STREET, #217 - WEST PALM BEACH, FLORIDA - 33401 -
                     PHONE: 561-514-0936 - FAX 561-514-0832